Rachel B. Proffitt

+1 415 693 2031

rproffitt@cooley.com

February 25, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Bernard Nolan Larry Spirgel Kathleen Collins Frank Knapp

Re:	Procore Technologies, Inc. Draft Registration Statement on Form S-1 Submitted November 21, 2019 CIK No. 0001611052

Ladies and Gentlemen:

On behalf of Procore Technologies, Inc. (“Procore” or the “Company”), we are submitting this letter and the following information in response to a letter, dated February 11, 2020, from the staff (the “Staff”) of the Division of Corporation Finance Office of Technology of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s second amended confidential draft registration statement on Form S-1 (the “Draft Registration Statement”) submitted to the Commission on February 4, 2020. We are also electronically transmitting for confidential submission an amended version of the Draft Registration Statement (the “Amended Draft Registration Statement”). We are also sending a copy of this letter and the Amended Draft Registration Statement in typeset format, including a version that is marked to show changes to the Draft Registration Statement, to the Staff.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in the Amended Draft Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Draft Registration Statement.

Prospectus Summary, page 1

1.

You state in your response to prior comment 1 that your reference to the “number of users brought onto our platform” is referring to the number of users invited to the platform during the period. Please clarify whether each invited user actually logged on and used your platform during the period. If not, explain the relevance to your operations of disclosing 170 users on average per customer. With regard to the 1.3 million users, please tell us whether a user can be counted more than once. In this regard, in your January 13, 2020 response to comment 7, you indicated that collaborators can use a variety of different log-in credentials and devices to access your platform. To the extent that a collaborator can be counted more than once during the period, tell

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

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U.S. Securities and Exchange Commission

February 25, 2020

Page Two

us how this factored into your calculations of total users, and revise your disclosures to clarify the limitations of this measure, as applicable.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 86, and 97 of the Amended Draft Registration Statement to clarify that, on average in 2019, the Company’s customers invited over 170 project participants to engage with the Company’s platform. Although not all of these invitees will log in to the Company’s platform, the Company believes this disclosure is relevant for several reasons. While invited participants are not counted as users until they log into the platform, these invitees represent potential customers. Further, the statistic illustrates how customers engage employees and collaborators on the platform. Additionally, the average number of project participants invited demonstrates the scale of projects run on the Company’s platform and the exposure to project participants afforded by the Company’s unlimited user model, in addition to promoting the Company’s brand awareness.

In calculating the number of users who logged in to the Company’s platform in 2019, it is possible that a user could be counted more than once if the user created separate log-in credentials using distinct, separate email addresses to access the Company’s platform. However, the Company does not believe that the number of users with multiple log-in credentials is significant such that it impacts the disclosure that over 1.3 million users logged in to the platform in 2019. Having multiple log-in credentials would result in a sub-optimal user experience because a user would have to check multiple e-mail inboxes to track its projects and manage tasks.

General

2.

We note the artwork on the inside front cover page of the prospectus includes a presentation of revenue without an equally prominent presentation of net loss. Please revise. Refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the Company has revised the artwork on the inside front cover page of the prospectus to include a presentation of the Company’s cash used in operating activities that is equally prominent with the presentation of revenue. The Company believes that cash used in operating activities is a more useful metric than net loss because, unlike net loss, it is a metric that the investment community tracks more closely with respect to companies that have a software-as-a-service business model as it measures the Company’s ability to generate cash flow from operations.

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Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: (415) 693-2000     f: (415) 693-2222    cooley.com

U.S. Securities and Exchange Commission

February 25, 2020

Page Three

Please contact me at (415) 693-2031, Jon Avina of Cooley LLP at (650) 843-5307 or Peter Mandel of Cooley LLP at (415) 693-2102 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Rachel B. Proffitt

Rachel B. Proffitt

Cooley LLP

cc:	Benjamin Singer, Procore Technologies, Inc.

Jon Avina, Cooley LLP

Brad Libuit, Cooley LLP

Peter Mandel, Cooley LLP

Steven Stokdyk, Latham & Watkins LLP

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: (415) 693-2000     f: (415) 693-2222    cooley.com